FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

August 5, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on August 5, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

August 5, 2022.

SCHEDULE "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

August 5, 2022

HIVE Blockchain Provides July 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated
January 4, 2022.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBFA.F) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of July 2022, with a BTC HODL balance of 3,091 Bitcoin and 6,820 Ethereum as of August 4, 2022.

July 2022 Production Figures

HIVE is pleased to announce its July 2022 production figures and mining capacity:

• 279.9 BTC Produced

• 2.2 Exahash of Bitcoin mining capacity at beginning of July

• Increased to 2.26 Exahash of Bitcoin mining capacity during the month of July, with an average hashrate of 2.03 Exahash of Bitcoin mining capacity during the month of July

• 2,957 ETH Produced*

• 5.77 Terahash of Ethereum mining capacity at beginning of July, some miners were taken offline temporarily for layout optimization due to higher summer temperatures

• 6.49 Terahash of Ethereum mining capacity at end of July, with an average hashrate of 6.19 Terahash of Ethereum mining capacity during the month of July

*The Company's production of ETH from GPU mining (including selective optimizations of GPU hashrate) has yielded a total ETH production of 2,957 ETH.

Frank Holmes, Executive Chairman of HIVE stated "In July we produced an average of 15.0 Bitcoin Equivalent per day, comprised of approximately 9.0 BTC per day and our Ethereum production of approximately 95 Ethereum per day. We are pleased to note that as of today, we are producing approximately 10 BTC a day in addition to approximately 95 Ethereum per day."

Aydin Kilic, President & COO of HIVE noted "We continue to strive for operational excellence, ensuring that as we scale our hashrate, we also optimize our uptime, to ensure ideal Bitcoin and Ethereum output figures." Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate value of the coins produced daily. As such the ETH that HIVE produced during the month of July, equated on a daily basis, is approximately equal a monthly total of 185.2 BTC, which we refer to as Bitcoin Equivalent or BTC Equivalent. This is in addition to the 279.9 BTC produced from our Bitcoin mining operations during July, for a total of 465.1 Bitcoin equivalent"

The Company's total Bitcoin Equivalent production in July 2022 was:

• 465.1 BTC Equivalent Produced

• 15.0 BTC Equivalent produced per day on average

• 3.77 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH hashrate) as of July 31), with average hashrate of 3.36 Exahash of BTC Equivalent hashrate throughout July

Ethereum Outlook and Strategy

The Company acknowledges there has been recent discussions surrounding the potential Ethereum "Merge" to Proof of Stake ("PoS").

With respect to a timeline to PoS, the Company notes that a specific block for the Ethereum Merge has not been specified. Until a specific block has been identified and universally accepted by the Ethereum Foundation, the Company believes it is indeterminate if or when the Merge will happen. For comparison, every Bitcoin halving event is at a specifically prescribed block height (notably, every 210,000 blocks).

HIVE acknowledges there could be execution risk in implementing a business strategy if Ethereum goes to PoS, and we believe there will be continued demand for GPU based Proof of Work ("PoW") mining. As such, the Company has a strategy in the event the Merge occurs.

HIVE believes there is intrinsic value in a broadly decentralized PoW blockchain with Layer 2 smart contracts, as the majority of such projects exist on the Ethereum blockchain. If NFT and DeFi developers realize that a secure PoW Layer 1 blockchain is the best playing field for their code-based projects, there could be an increase in Layer 2 applications on the Ethereum Classic blockchain, after the Merge.

The Company has already commenced case studies, analyzing hashrate economics of Ethereum Classic and other GPU mineable coins at an industrial scale. HIVE has also been performing GPU optimizations throughout calendar 2022, which are proprietary and provide the Company with a competitive edge.

If the Merge occurs, the Company expects that there will be a competitive edge required in technical proficiency as GPU mining is more involved than ASIC mining. It reasons that companies or hobby miners who are the best at GPU optimizations, will prosper. We expect that there will be more algorithmic driven application of GPU mining, where users may mine several coins. This will be in addition to the competitive edge miners typically seek of having the best energy economics, so they have the lowest operating cost per hash generated. GPU miners will need to have a low cost of hashing, while also being innovative to drive the highest yield (revenue) per hash, through optimizations.

GPUs which currently mine Ethereum are only one facet of HIVE's operations which complements its fleet of Bitcoin mining ASICs. HIVE's GPU fleet is comprised of two types of cards, our legacy fleet comprised mostly of RX580s, and can be repurposed for other GPU mineable coins. The second type being our data center grade cards, namely our Nvidia fleet which we announced last year when we joined the Nvidia Partner Network; these cards have other applications in high-performance computing (HPC) applications. HIVE has been developing a new platform for our data center grade cards to create new streams of revenue. The Company foresees the creation of new streams of revenues from GPUs, such as providing HPC services for rendering, AI, ML, molecular modelling, etc.

New Brunswick Power Costs

HIVE has navigated several months of high energy prices in New Brunswick ("NB") at its data center campus, which have affected all businesses that are customers with interruptible energy contracts. Mr. Kilic noted "The interruptible energy rates in New Brunswick have historically been between 3.5 to 4.5 cents USD per KWHR, based on annual averages over the last decade." HIVE also has a portion of the total electrical load in NB as fixed power at approximately 6 cents per KWHR USD. In the Company's fiscal Q4 2022 (January to March 2022), the power rates in NB based on the Company's usage (blended fixed and interruptible power) were approximately 12 cents per KWHR for 46MW of capacity. Mr. Kilic continued "A benefit of being globally diversified, with 6 data centers in three countries, HIVE's other facilities enjoyed power costs of approximately 3.5 cents per KWHR for approximately 54MW of operating capacity." Taking into consideration the average of HIVE's global operating costs for electricity, data center staff and maintenance for all facilities in Q4 2022, the total cost was approximately 7.5 cents per KWHR USD, based on a global average operating footprint of 114MW, compared to revenue of $49.8M USD (as noted in the Company's audited fiscal 2022 financial statements), which equates to approximately $0.20 per KWHR.

The Company notes that it was able to profitably mine crypto currencies during these periods, thus maximizing coin production.

Since then, the Company's average global operating costs for electricity, data center staff and maintenance, in New Brunswick have improved significantly, as the Company has enacted strategies to avoid high interruptible power prices in NB, which may include from time to time, reducing consumption during periods of peak interruptible power. In fiscal Q1 2023 (April to June 2022), the Company's average power costs in NB have been 7.4 cents per KWHR USD, utilizing approximately 52MW on average, and globally operating costs for electricity, data center staff and maintenance for all facilities is approximately 5.5 cents per KWHR based on a global average operating footprint of approximately 126MW.

Network Mining Difficulty

The Bitcoin network difficulty decreased 6.5% during the month of July. The Ethereum network difficulty had a sudden difficulty decrease of almost 20% at the end of June, which was followed by a slight and gradual increase of 1.6% during the month of July. These factors impact our gross profit margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.